BOK Financial Corporation

Bank of Oklahoma Tower

Boston Avenue at Second Street

Tulsa, Oklahoma 74172

October 18, 2004

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W. Mail Stop 0408

Washington, D.C. 20549

RE:	BOK Financial Corporation
Form S-3 filed October 17, 2002
File No. 333-100595

Ladies and Gentleman:

Pursuant to the requirements of Rule 477 under the Securities Act of 1933, as amended, BOK Financial Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-100595) filed on October 17, 2002 (the “Registration Statement”).

The Company was required to file the Registration Statement pursuant to letter agreements with certain shareholders of Bank of Tanglewood, National Association, a bank indirectly acquired by the Company, who would be deemed “affiliates” of the Company upon acquisition (the “Affiliates”). Subsequent to the signing of the letters and the filing of the Registration Statement, counsel for the Affiliates advised the Affiliates that they could sell shares acquired through the merger pursuant to Rule 144, and, as none of the shareholders owned more than 1% of BOK Financial Corporation stock, each were willing to waive the registration requirement to save the Company time and money related to the filing of updated prospecti.

The Registration Statement has not been declared effective and none of the Company’s securities were sold pursuant to the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at Frederic Dorwart, Lawyers, 124 E. 4th Street, Tulsa, Oklahoma 74103. If you have any questions regarding this letter, please contact the Tamara Wagman of my firm at 918-583-9958. Thank you.

Sincerely,

/s/ Frederic Dorwart
Frederic Dorwart General Counsel